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                                                                    Exhibit 21.1

Pinnacle Holdings Inc.'s Subsidiaries


     1. Pinnacle Towers Inc., a Delaware corporation, is a wholly-owned subsidiary of the Company

          a. Tower Systems, Inc., a Florida corporation, is a wholly-owned subsidiary of Pinnacle Towers Inc.

          b. Coverage Plus Antenna Systems, Inc., a Florida corporation, is a wholly-owned subsidiary of Pinnacle Towers Inc.